Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010

United States

June 7, 2016

VIA EDGAR CORRESPONDENCE

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Adviser

Ivette Leon, Assistant Chief Accountant

Jamie Kessel, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:          China Online Education Group
Registration Statement on Form F-1 (File No.: 333-211315)

Ladies and Gentlemen:

We hereby join China Online Education Group (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on June 9, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 1,150 copies of the Company’s preliminary prospectus dated May 27, 2016 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ David Lau

Name:	David Lau

Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon

Name:	Anthony Kontoleon

Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]